UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 18, 2023

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On October 18, 2023, Turbo Energy, S.A. issued a press release announcing that it had received a patent for an A.I.-powered photovoltaic energy storage solution and electric vehicle charging modes. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release titled “Turbo Energy Receives Patent for A.I.-Powered Photovoltaic Energy Storage Solution and Electric Vehicle Charging Modes” dated October 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2023	Turbo Energy, S.A.

	By:	/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chief Executive Officer

3